March 4, 2025

Amy Taylor
Chief Executive Officer
Zevia PBC
15821 Ventura Blvd., Suite 135
Encino, CA 91436

       Re: Zevia PBC
           Registration Statement on Form S-3
           Filed on February 26, 2025
           File No. 333-285266
Dear Amy Taylor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Stewart McDowell